Star Gas Partners, L.P.

2187 Atlantic Street

Stamford, CT 06902

May 26, 2009

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Fieldsend, Esq.

Re:	Star Gas Partners, L.P.

Form 10-K for Year Ended September 30, 2008

Filed December 10, 2009

Form 10-Q for the Period Ended December 31, 2008

Filed February 4, 2009

File No. 1-14129

Star Gas Finance Company

Form 10-K for Year Ended September 30, 2008

Filed December 10, 2008

Form 10-Q for the Period Ended December 31, 2008

Filed February 4, 2009

File No. 333-103873-01

Ladies and Gentlemen:

On behalf of Star Gas Partners, L.P., a Delaware limited partnership and its 100% owned subsidiary, Star Gas Finance Company, a Delaware corporation (collectively referred to herein as “Star Gas” or the “Partnership”), we have set forth below the Partnership’s proposed responses to the Staff’s comment letter dated May 13, 2009 with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”) and its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (the “Form 10-Q”). The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Partnership’s responses thereto.

General

1.

On the last page of the letter submitted to us on April 17, 2009, it appears that counsel is acknowledging on your behalf that you are responsible for the adequacy and accuracy of the disclosure in your fillings, staff comments or change to disclosure in response to staff comments do not foreclose us from taking any action with respect to your filings, and you may not assert staff comments as a defense in any proceeding

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May 26, 2009

initiated by us or any person under the federal securities laws of the United States. However, we consider counsel an advisor to you and not one of the authorized representatives able to provide these acknowledgements on your behalf. Therefore, please have one your authorized representative, such as representative authorized to sign the periodic reports you file with us, provide and sign the acknowledgements on you behalf.

We have complied with the Staff’s comment at the end of this letter.

2.	We note your responses to comments three, six through 12, and 14 through 16, in our letter dated April 7, 2009. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for your future filings.

Below are the Staff’s comments and our response to these comments in our March 31, 2009 Form 10-Q.

Results of Operations, page 26

3.	In this subsection, and in your Discussion of Cash Flows subsection on page 35, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and Section IV of our Release No. 33-8350. As examples only, and not an exhaustive list, please address the following in future filings:

To address the Staff’s comments in the April 7, 2009 letter to expand the information provided to explain period-to-period changes in future filings, we expanded our overall explanations in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our March 31, 2009 Form 10-Q. We are providing below excerpts from our March 31, 2009 Form 10-Q that specifically address the areas identified by the Staff.

On page 29, you state that your depreciation and amortization expenses declined by $2.2 million in fiscal 2008 as compared to fiscal 2007 because “certain assets became fully depreciated.” Please disclose the assets that become fully depreciated in fiscal 2008 and quantify their depreciation.

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May 26, 2009

Below are excerpts from our March 31, 2009 Form 10-Q addressing the Staff’s comments in the April 7, 2009 letter.

Depreciation and Amortization - Three Months Ended March 31, 2009

For the three months ended March 31, 2009, depreciation and amortization expenses declined by $0.8 million to $6.1 million, as compared to $6.9 million for the three months ended March 31, 2008. Amortization expense was lower by $0.6 million, as customer lists of fold in acquisitions from fiscal 2001 became fully amortized. Depreciation expense declined by $0.2 million as capital expenditures for technology in fiscal 2003 became fully depreciated.

Depreciation and Amortization - Six Months Ended March 31, 2009

For the six months ended March 31, 2009, depreciation and amortization expenses declined $1.8 million, or 12.7%, to $12.1 million, as compared to $13.9 million for the six months ended March 31, 2008. Amortization expense was lower by $1.2 million, as fold in acquisitions from fiscal 2001 became fully amortized. Depreciation expense declined by $0.6 million as capital expenditures for technology in fiscal 2003 became fully depreciated.

On page 29, you state that your general and administrative expenses were lower in 2008 as compared to 2007 “largely due to lower compensation expense relating to the [your] profit sharing plan.” Please discuss the reason or reasons that your profit sharing plan resulted in a lower compensation expense and quantify each reason’s effect on the change, if possible.

Below are excerpts from our March 31, 2009 Form 10-Q addressing the Staff’s comments in the April 7, 2009 letter.

General and Administrative Expenses - Three Months Ended March 31, 2009

For the three months ended March 31, 2009, general and administrative expenses increased by $1.7 million, or 40.8%, to $5.9 million, as compared to $4.2 million for the three months ended March 31, 2008 largely due to higher profit sharing of $1.3 million, as a result of the increase in the Partnership’s Adjusted EBITDA. The Partnership accrues approximately 6% of Adjusted EBITDA, as defined in the profit sharing plan, for payment to certain of its employees. If Adjusted EBITDA increases, the profit sharing pool will increase. On the other hand, if Adjusted EBITDA decreases, the profit sharing pool will be less.

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May 26, 2009

General and Administrative Expenses - Six Months Ended March 31, 2009

For the six months ended March 31, 2009, general and administrative expenses increased $2.1 million, or 23.0%, to $11.1 million, as compared to $9.0 million for the six months ended March 31, 2008, due to higher profit sharing expense $1.5 million as a result of the increase in the Partnership’s Adjusted EBITDA. The Partnership accrues approximately 6% of Adjusted EBITDA, as defined in the profit sharing plan, for distribution to its employees. If Adjusted EBITDA increases, the profit sharing pool will increase. On the other hand, if Adjusted EBITDA decreases, the profit sharing pool will be less.

On page 31, you state that the decline in installation sales of $11.2 million from the year ended September 30, 2006 to the year ended September 30, 2007 was due to a reduction in equipment installations as a result of warmer weather experienced during the first quarter of fiscal 2007, increased customer credit standards, net customer attrition, and other factors. Please discuss in greater detail the underlying causes of the reduction in equipment installations, including the other factors to which you refer, and quantify the impact of each of the causes on the overall reduction in installation sales, if possible.

Below are excerpts from our March 31, 2009 Form 10-Q addressing the Staff’s comments in the April 7, 2009 letter.

Installation and Service Sales - Three Months Ended March 31, 2009

For the three months ended March 31, 2009, service and installation sales decreased $2.6 million, or 5.9%, to $41.7 million, as compared to $44.4 million for the three months ended March 31, 2009, due to the decline in installation sales of $2.8 million, and a decline in ancillary plumbing service of $0.4 million. Heating service income increased by $0.6 million. Installation sales were weak during the three months ended March 31, 2009 due to rising unemployment, reduced home equity loans and consumer credit, and reduced consumer confidence. We believe that this trend will continue and that our installation sales will be lower for the balance of fiscal 2009, as compared to the six months ended September 30, 2008.

Installation and Services Sales - Six Months Ended March 31, 2009

For the six months ended March 31, 2009, service and installation sales decreased $7.0 million, or 7.1%, to $90.3 million, as compared to $97.3 million for the six months ended March 31, 2008, largely due to a decline in installation sales of $7.4 million due to rising unemployment, reduced consumer confidence and reduced access to credit. We believe that this trend will continue and that our installation sales will be lower for the balance of fiscal 2009, as compared to the six months ended September 30,2 008. While ancillary plumbing revenue declined by $0.4 million, heating service income increased by $0.8 million.

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On page 35, you state that cash provided by operating activities increased by $20.4 million in fiscal 2008 due to a positive change of $49.6 million relating to inventory levels and $17.1 million in cash provided by customers on your balanced payment plan, reduced by a decrease in cash from operations before changes in operating assets and liabilities of $12.5 million and higher cash requirements to finance accounts receivable of $33.8 million. Regarding each of these factors that caused your increase in cash provided by operating activities, please fully describe the reason or reasons underlying each factor.

Below are excerpts from our March 31, 2009 Form 10-Q addressing the Staff’s comments in the April 7, 2009 letter.

Operating Activities

Due to the seasonal nature of the home heating oil businesses, cash is generally used in operations during the winter (our first and second fiscal quarters) as customers receive deliveries and pay for products purchased within out payment terms. However, during the six months ended March 31, 2009, we generated $33.4 million in cash flow from operating activities, which is $178.6 million higher than the $145.2 million of cash used in operations for the six months of the prior year. This dramatic improvement was primarily due to the impact of lower wholesale product costs, which impacts accounts receivable collections, inventory costs, prepaid hedging costs, margin requirements, customer credit balances, accounts payable and accrued expenses. Our cash flow from operations for the six months ended March 31, 2009 also benefited from to an increase in volume sales and higher earnings from operations, when compared to the six months ended March 31, 2008. While the Partnership generated $105.7 million in cash from operations during the first half of fiscal 2009, this amount was reduced by an aggregate net increase in operating assets and liabilities of $72.3 million. During this winter period, cash was used to finance an increase in accounts receivable of $71.6 million. Cash was also used to fund home heating oil purchases for customers on our budget payment plan. Approximately 30% of our customers are on a budget payment plan and these customers pay their annual estimated heating bill in 12 monthly installments. Typically, these plans begin before the heating season and a liability is created as payments exceed deliveries. As the heating season progressed and deliveries made exceeded cash received, cash expenditures for budget customers exceeded receipts by $36.4. Accrued expenses increased by $21.3 million and provided cash during the first half of fiscal 2009 largely due to an approximate 20 day lag in payments for certain hedging arrangements ($9.7 million), an increase in income taxes payables of $4.5 million and an increase in accrued insurance of $4.6 million. In April 2009, the previously mentioned hedging liability was fully satisfied. Despite an

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increase of 9.1 million gallons in the quantity of products stored to 18.5 million gallons at March 31, 2009, inventory value declined by $5.3 million, and provided cash, largely due to a $1.86 per gallon decline in the cost of product inventory.

For the six months ended March 31, 2008, cash used in operating activities was $145.2 million, as the cash generated from business operations of $72.6 million and lower product inventory purchases of $22.1 million were more than offset by the increase in accounts receivable of $193 million and a decline in customer credit balances of $49.6 million. Accounts receivable rose due to not only to the seasonal nature of our business but also as a result of the increase in the wholesale cost for home heating oil. As described above, customer credit balances will normally decline during the winter, but the decline was accelerated by the rapid increase in the cost for home heating oil during the first half of fiscal 2008. For certain budget customers, their budget payments were based on a lower home heating oil cost and as deliveries were made at a higher per gallon cost, their credit balance declined faster than expected. At the beginning of the fiscal year, the Partnership increased its inventory position to 35.5 million gallons and pre-bought a portion of its winter needs, and as a result, operating activities were favorably impacted. Inventory levels were reduced to 16.9 million gallons at March 31, 2008 and the reduction in gallons stored more than offset the effect of an increase in inventory cost of approximately 90 cents per gallon.

6.	We note your discussion under the heading “Compensation Methodology” on page 46 in which you state that your compensation program is designed to “drive performance” and “reward contributions” in support of your business strategies. Also, we note your discussion regarding the separate elements of your compensation program under the heading “Elements of Executive Compensation.” In addition to these discussions, in future filings, please provide in greater detail how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. In this regard, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

We have attached hereto as Exhibit A a revised version of the Compensation Discussion and Analysis (“CD&A”) section from the Partnership’s fiscal 2008 Form 10-K, which reflects the Partnership’s proposed response to this comment.

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Compensation Methodology, page 46

7.	In this subsection, you state that you benchmark your compensation program against your peers, including Amerigas Partners, L.P., Suburban Propane Partners, L.P., Inergy Holdings, L.P., and Ferrellgas Partners, L.P. In future filings, please clarify whether these were the only companies against which you benchmarked your compensation program and disclose the reasons that you chose these companies as your peers. Also, please elaborate upon the data from these companies that you consider in your compensation program and provide greater detail regarding the benchmarks you use and, if applicable, identify their components. See Item 402(b)(2)(xiv) of Regulation S-K and the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under Regulation S-K (July 3, 2008).

We have attached hereto as Exhibit A a revised version of the CD&A section from the Partnership’s fiscal 2008 Form 10-K, which reflects the Partnership’s proposed response to this comment.

Elements of Executive Compensation, page 47

Base Salary

8.

You state that you establish the base salaries for your named executive officers based on the historical salaries for services rendered to you, the responsibilities of-the officer, the salaries of equivalent executive officers in other energy related master limited partnerships, and the prevailing levels of compensation and cost of living in which the officer works. On page 48, you present your named executive officers’ salaries as of October 1, 2008 and the percentage change in those salaries from October 1, 2007. In future filings, please discuss how you determined these salaries and the percent change in these salaries based on the factors you use to establish base salaries for the named executive officers. For example, please discuss how historical salaries, officer responsibilities, equivalent master limited partnership salaries, and cost of living levels factored into your determination of each executive’s salary and salary increase.

We have attached hereto as Exhibit A a revised version of the CD&A section from the Partnership’s fiscal 2008 Form 10-K, which reflects the Partnership’s proposed response to this comment.

Profit Sharing Allocations, page 47

9.

You state that you have no set formulas for determining the profit sharing allocations and annual discretionary bonuses for your named executive officers. In this regard, you state that your chief executive officer considers “the relative, contributions of each of the named executive officers to the year’s performance in developing his recommendations for bonus amounts.” Also, you state that your board assesses your chief executive officer’s “contribution to meeting [your] goals, and determines a bonus for the CEO it believes to be commensurate with such contribution.” Therefore, it seems that the profit sharing allocations you discuss in this subsection are based on a

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subjective evaluation of each executive’s contributions. However, it is unclear whether the allocations and bonuses are triggered by obtaining certain objective financial results or whether it is a completely subjective determination.

For example, in the first paragraph of this subsection, you state that you determine your profit sharing allocations based on your performance relative to your “annual profit plan and other quantitative and qualitative factors.” As another example, in the second paragraph, you state that your chief executive officer performs a “quantitative and qualitative assessment” of your performance “relative to your budget,” which includes the quantitative measures of earnings before interest, taxes, depreciation, and amortization, excluding items affecting comparability, and customer attrition relative to the budgeted amounts. As a further example, you state that your chief executive officer considers, in determining bonuses, the achievement of budgeted goals, the level of difficulty in achieving objectives, and significant transactions and achievements for the year. As a final example, you state on page 49 that one of your primary performance measures is adjusted EBITDA, which declined 20.4% in fiscal 2008 as compared to fiscal 2007, and that another performance measure is net customer attrition, which improved by 12% from fiscal 2007 to fiscal 2008.

If certain financial results are quantified, in future filings, please specify the results necessary to trigger any profit sharing allocations and discretionary cash bonuses. See Item 402 (b)(2)(v) of Regulation S-K. If disclosure of the performance-related factors would cause competitive harm, please tell us why you believe that disclosure of this information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) and discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other quantitative factors. Please also discuss any discretion that may be exercised in granting profit sharing allocations and discretionary bonuses absent attainment of the stated performance goal. See Instruction 4 to Item 402(b) of Regulation S-K.

There are no set formulas for determining the annual discretionary bonus payable to our named executive officers from the profit sharing plan. Factors considered by our CEO and the Board in determining the level of bonus compensation generally include, without assigning a particular weight to any factor (i) whether or not we achieved certain budgeted goals for the year and any material shortfalls or superior performances relative to expectations; (ii) the level of difficulty associated with achieving such objectives based on the opportunities and challenges encountered during the year and; (iii) significant transactions or accomplishments for the period not included in the goals for the year. Our CEO takes these factors into consideration as well as the relative contributions of each of the named executive officers to the year’s performance in developing his recommendations for bonus amounts.

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If certain financial results are not quantified, in future filings, phase discuss in greater detail the manner in which the chief executive officer and you evaluate the executives’ contributions before awarding profit sharing allocations and discretionary bonuses. Further, regardless of whether or not certain financial results are quantified, in future filings, please clarify the manner in which you use the metrics you discuss in this subsection in determining your performance and your named executive officers’ performances for the purposes of providing your named executive officers with their profit sharing allocations and bonuses.

We have attached hereto as Exhibit A a revised version of the CD&A section from the Partnership’s fiscal 2008 Form 10-K, which reflects the Partnership’s proposed response to this comment

Long-Term Management Incentive Compensation Plan, page 47

10.	You state that under the long-term management incentive compensation plan, participating employees receive a pro rata share of cash up to 50% of the incentive distributions otherwise distributable to Kestrel Heat LLC and 50% of the cash proceeds that Kestrel Heat receives from the sale of its general partner units. Also, you state that that amount of any future distribution is based on the results of each future fiscal quarter. In future filings, please disclose the results to which you refer and the manner in which you decide the pro rata share of cash to be received under the plan for each named executive officer participating in the plan. Also, please discuss the manner in which you determine the amount of cash to be awarded among participating executive officers “up to” 50% of the incentive distributions and “up to” 50% of the cash proceeds discussed.

We have attached hereto as Exhibit A a revised version of the CD&A section from the Partnership’s fiscal 2008 Form 10-K, which reflects the Partnership’s proposed response to this comment

11.	You state that the plan is administered by your chief financial officer under the board’s discretion or under the discretion of any officer as the board may direct. In future filings, please discuss any discretion that may be exercised in granting the cash under the plan absent attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

We have attached hereto as Exhibit A a revised version of the CD&A section from the Partnership’s fiscal 2008 Form 10-K, which reflects the Partnership’s proposed response to this comment.

12.	You state that you are not required to make any distributions under the plan until after September 30, 2008, and that the future distributions are based on the results of

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each future fiscal quarter. Also, you state that you have allocated a certain amount of “participation points” to certain executives. In future filings, please discuss the reason or reasons that you awarded the particular amounts of participation points you disclose on page 49 to those particular executive officers and why some of the awards varied from executive to executive.

We have attached hereto as Exhibit A a revised version of the CD&A section from the Partnership’s fiscal 2008 Form 10-K, which reflects the Partnership’s proposed response to this comment

13.	[Intentionally omitted.]

Employment Contracts and Service Agreements, page 49

Agreement with Richard G. Oakley, page 49

14.	In this subsection, you state that Richard G. Oakley’s employment agreement provides for an annual base salary “and a performance-based bonus of up to 25% of his base salary or such higher percentage as may be applicable.” In future filings, please disclose whether this bonus is separate from the profit sharing allocations and annual discretionary bonuses you discuss on pages 47 and 49 that are available to all of your named executive officers. If so, please discuss how Mr. Oakley’s specific performance-based bonus that you discuss regarding his employment agreement is different from the profit sharing allocations and discretionary bonuses available to the other executive officers and whether Mr. Oakley is still entitled to the general profit sharing allocations and discretionary bonuses.

We have attached hereto as Exhibit A a revised version of the CD&A section from the Partnership’s fiscal 2008 Form 10-K, which reflects the Partnership’s proposed response to this comment.

Potential Payments upon Termination, page 52

15.	In future filings, please revise to quantify the value of the lump sum amounts payable to each named executive upon termination, rather than stating the executive would be entitled to receive “one-year’s salary” as a severance payment. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j). For ease of understanding, please consider presenting the information under this section in tabular format.

We have attached hereto as Exhibit B a revised version of this disclosure from the Partnership’s fiscal 2008 Form 10-K, which reflects the Partnership’s proposed response to this comment.

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Item 13. Certain Relationships and Related Transactions, page 55

16.	We note your disclosure that you have a written conflict of interest policy and procedure that requires all officers, directors, and employees to report to senior corporate management or the board all personal, financial, or family interest in transactions that involve you and the related party. Also, we note that your Governance Guidelines provide that any monetary arrangement between a director and his or her affiliates and you or any of your affiliates for goods or services shall be subject to approval by the full board. In future filings, please revise your disclosure to describe in greater detail your written conflict of interest policy and procedure so that you discuss specifically how your senior corporate management or board handles the information regarding relaxed party transactions. For example, you state that the full board must approve of any monetary arrangement between a director and his or her affiliates and you and any of your affiliates. Please discuss whether the board must also approve all related party transaction between you and officers and employees. Further, please discuss the standards that the board uses to approve any related party transactions. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

We have attached hereto as Exhibit C the Partnership’s proposed response to this comment.

On behalf of the Partnership we hereby acknowledge the following:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 203-328-7313 or send a fax to 203-328-7470.

Very truly yours,

Star Gas Partners, L.P.

By:	/s/ Richard F. Ambury
Richard F. Ambury
Chief Financial Officer

Exhibit A

ITEM 11.	EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

The Partnership’s Amended and Restated Agreement of Limited Partnership provides that the general partner of the Partnership, Kestrel Heat, LLC, shall conduct, direct and manage all activities of the Partnership. The limited liability company agreement of the general partner provides that the business of the general partner shall be managed by a Board of Directors. The responsibility of the Board is to supervise and direct the management of the Partnership in the interest and for the benefit of the Partnership’s unit-holders. Among the Board’s responsibilities is to regularly evaluate the performance and to approve the compensation of the Chief Executive Officer and, with the advice of the Chief Executive Officer, regularly evaluate the performance of key executives.

As a limited partnership that is listed on the New York Stock Exchange, the Partnership is not required to have a Compensation Committee. Since the Chairman of the general partner and the majority of the Board are not employees, the Board determined that it has adequate independence to act in the capacity of a Compensation Committee to establish and review the compensation of the Partnership’s executive officers and directors. The Board is comprised of Paul A. Vermylen Jr. (Chairman), Daniel P. Donovan (President and Chief Executive Officer), Henry D. Babcock, C. Scott Baxter, Bryan H. Lawrence, Sheldon B. Lubar, and William P. Nicoletti.

Throughout this Report, each person who served as chief executive officer (“CEO”) during fiscal 2008, each person who served as chief financial officer (“CFO”) during fiscal 2008 and the two other most highly compensated executive officers serving at September 30, 2008 (there being no other executive officers who earned more than $100,000 during fiscal 2008) are referred to as the “named executive officers” and are included in the Summary Compensation Table below.

In this Compensation Discussion and Analysis, we address the compensation paid or awarded to Messrs. Donovan, Ambury, Goldman, and Oakley. We refer to these executive officers as our “named executive officers.”

Compensation decisions for the above officers were made by the Board of Directors of the Partnership.

COMPENSATION PHILOSOPHY AND POLICIES

The primary objectives of the Partnership’s compensation program, including compensation of the named executive officers, are to attract and retain highly qualified officers, employees and directors and to reward individual contributions to our success. The Board of Directors considers the following policies in determining the compensation of the named executive officers:

•	compensation should be related to the performance of the individual executive and the performance measured against both financial and non-financial achievements;

•	compensation levels should be competitive to ensure that we will be able to attract, motivate and retain highly qualified executive officers; and

•	compensation should be related to improving unit-holder value.

Compensation Methodology

The elements of the Partnership’s compensation program for named executive officers are intended to provide a total incentive package designed to drive performance and reward contributions in support of business strategies at the Partnership and operating unit level. Subject to the terms of employment agreements that have been entered into with the named executive officers, all compensation determinations are discretionary and subject to the decision-making authority of the Board of Directors. ~~The Partnership benchmarks its compensation program against its peer group, which includes~~ We do not use benchmarking as a fixed criteria to determine compensation. Rather, after subjectively setting compensation based on the above factors, we reviewed the compensation paid to officers holding similar positions at our peer group companies to obtain a general understanding of the reasonableness of base salaries and other compensation payable to our named executive officers. Our peer group of companies was comprised of the following companies: Amerigas Partners, L.P., Suburban Propane Partners, L.P., Inergy Holdings, L.P. and Ferrellgas Partners, L.P. We chose these companies because they are master limited partnerships that are engaged in the retail distribution of energy products like the Partnership.

Elements of Executive Compensation

For the fiscal year ended September 30, 2008, the principal components of compensation for the named executive officers were:

•	base salary;

•	annual discretionary profit sharing allocation;

•	long-term management incentive compensation plan; and

•	retirement and health benefits.

Under our compensation structure, the mix of base salary, discretionary profit sharing allocation and long-term compensation provided to each executive officer varies depending on their position. The base salary for each executive officer is the only fixed component of compensation. All other compensation, including annual discretionary profit sharing allocation and long-term incentive compensation, is variable in nature.

For the CEO and the CFO, approximately 50 % of the annual compensation is in the form of base salary and approximately 50 % is from the discretionary profit sharing allocation. For the Vice President of Operations, approximately 60 % of the annual compensation is in the form of base salary and 40 % is from the discretionary profit sharing allocations. For the Vice President- Controller, approximately 65 % of the annual compensation is in the form of base salary and 35 % is from the discretionary profit sharing allocations. Since (as described below) no amounts were payable in fiscal 2008 under the terms of the long-term incentive plan, the Partnership’s compensation allocation in fiscal 2008 was 100 % base salary and annual discretionary profit sharing allocation. In future fiscal years, the Partnership will also consider the percentage of overall compensation to be allocated to the long term incentive plan awards based upon the Partnership’s expected ability to make distributions under this plan, as described below.

We believe that together all of our compensation components provide a balanced mix of base compensation and compensation that is contingent upon each executive officer’s individual performance and our overall performance. A goal of the compensation program is to provide executive officers with a reasonable level of security through base salary and benefits, while rewarding them through incentive compensation to achieve business objectives and create unitholder value. As a result, officers with lower overall compensation levels will tend to have a higher percentage of base compensation. We believe that each of our compensation components is important in achieving this goal. Base salaries provide executives with a base level of monthly income and security. Annual discretionary profit sharing allocations motivate executives to drive our financial performance. Long-term incentive awards link the interests of our executives with our unitholders, which motivates our executives to create unitholder value. In addition, we want to ensure that our compensation programs are appropriately designed to encourage executive officer retention, which is accomplished through all of our compensation elements.

Base Salary

The Board of Directors establishes base salaries for the named executive officers based on a number of factors, including:

•	The historical salaries for services rendered to the Partnership and responsibilities of the named executive officer.

•	The salaries of equivalent executive officers ~~in other energy related master limited partnerships~~at our peer group companies.

•	The prevailing levels of compensation and cost of living in which the named executive officer works.

In determining the initial base compensation payable to individual named executive officers when they are first hired by the Partnership, our starting point is the historical compensation levels that the Partnership has paid to officers performing similar functions over the past few years. We also consider the level of experience and accomplishments of individual candidates and general labor market conditions, including the availability of candidates to fill a particular position. When we make adjustments to the base salaries of existing named executive officers, we review the individual’s performance, the value each named executive officer brings to us and general labor market conditions.

Elements of individual performance considered, among others, without any specific weighting given to each element, include business-related accomplishments during the year, difficulty and scope of responsibilities, effective leadership, experience, expected future contributions to the Partnership and difficulty of replacement. While base salary provides a base level of compensation intended to be competitive with the external market, the base salary for each named executive officer is determined on a subjective basis after consideration of these factors and is not based on target percentiles or other formal criteria. Although we believe that base salaries for our named executive officers are generally competitive with the external market, we do not use benchmarking as a fixed criteria to determine base compensation. Rather, after subjectively setting base salaries based on the above factors, we review the compensation paid to officers holding similar positions at our peer group companies to obtain a general understanding of the reasonableness of base salaries and other compensation payable to our named executive officers. The Partnership also takes into account geographic differences for similar positions in the New York Metropolitan area. While cost of living is considered in determining annual increases, the Partnership does not typically provide full cost of living adjustments as salary increases are constrained by budgetary restrictions and the ability to fund the Partnership’s current cash needs such as interest expense, maintenance capital, income taxes and distributions.

Profit Sharing Allocations

~~Profit sharing allocations are determined based on the Partnership’s performance relative to its annual profit plan and other quantitative and qualitative goals.~~ The Partnership maintains a profit sharing pool ~~is~~for employees, including named executive officers, which in fiscal 2008 was equal to ~~approximately 6.0~~6% of ~~adjusted EBITDA.At the end of each year, our CEO performs a quantitative and qualitative assessment of~~ the Partnership’s ~~performance relative to its budget. Key quantitative measures include~~ earnings before ~~interest,~~income taxes, depreciation and amortization, excluding items affecting comparability (“adjusted EBITDA”) ~~and customer attrition, relative to the budgeted amounts~~. The annual discretionary profit sharing allocations paid to the named executive officers are payable from this pool. The size of the pool fluctuates based upon upward or downwards changes in adjusted EBITDA. The amount of cash paid to the named executive officers under the plan is based on the target percentages of overall compensation described above under the caption “Elements of Executive Compensation.” Depending upon the size of the profit sharing pool, the amount paid to the named officers could be more or less.

~~Based on such assessment, our CEO submits recommendations to the Board of Directors for profit sharing amounts to named executive officers, taking into account the relative contribution of the individual officer.~~ There are no set formulas for determining the ~~annual discretionary bonus for~~amount payable to our named executive officers~~.~~ from the profit sharing plan. Factors considered by our CEO and the Board in determining the level of bonus ~~in general include (i)~~ compensation generally include, without assigning a particular weight to any factor:

(i)	whether or not we achieved ~~the~~certain budgeted goals for the year and any material shortfalls or superior performances relative to expectations [under the plan, no profit sharing was payable with respect to fiscal 2008 unless the Partnership achieved actual adjusted EBITDA for fiscal 2008 of at least 70% of the amount of budgeted adjusted EBITDA for fiscal 2008. The budget is developed annually using a bottom up process from the prior year performance];

(ii)	the level of difficulty associated with achieving such objectives based on the opportunities and challenges encountered during the year and;

(iii)	significant transactions or accomplishments for the period not included in the goals for the year.

Our CEO takes these factors into consideration as well as the relative contributions of each of the named executive officers to the year’s performance in developing his recommendations for bonus amounts.~~These recommendations are submitted to the Board for its~~ Based on such assessment, our CEO submits recommendations to the Board of Directors for the annual profit sharing amounts to be paid to our named executive officers, for the Board’s review and approval. Similarly, the Board of Directors assesses the CEO’s contribution toward meeting the Partnership’s goals based upon the above factors, and determines a bonus for the CEO it believes to be commensurate with such contribution.

The Board of Directors retains the ultimate discretion to determine whether the named executive officers will receive annual discretionary bonuses based upon the factors discussed above.

Long-Term Management Incentive Compensation Plan

The long-term compensation structure is intended to align the employee’s performance with the long-term performance of our unit-holders. ~~The~~In fiscal 2006, following the Partnership’s recapitalization, the Board of Directors of Kestrel Heat adopted the Management Incentive Compensation Plan (the “Plan”) for employees of the Partnership. Under the Plan, employees who participate shall be entitled to receive a pro rata share of an amount in cash ~~up~~equal to:

•

50% of the distributions (“Incentive Distributions ~~(as defined in the Partnership Agreement)~~”) of available cash in excess of the minimum quarterly distribution of $0.0675 per unit otherwise distributable to Kestrel Heat pursuant to the Partnership Agreement on account of its general partner units; and

•

50% of the cash proceeds (the “Gains Interest”) which Kestrel Heat shall receive from the sale of its General Partner Units (as defined in the Partnership Agreement), less expenses and applicable taxes.

The pro rata share payable to each participant under the Management Incentive Plan is based on the number of participation points as described under “Fiscal 2008 Compensation Decisions - Long-Term Management Incentive Plan.” The amount paid in Incentive Distributions is governed by the partnership agreement and the calculation of available cash. The Partnership is not required under its partnership agreement to make any distributions of available cash until after September 30, 2008. Commencing with the fiscal quarter ending December 31, 2008 (the first quarter of fiscal 2009), available cash from operating surplus (as defined in our partnership agreement) will be distributed to the holders of the Partnership’s common units and general partner units in the following manner:

First, 100% to all common units, pro rata, until there has been distributed to each common unit an amount equal to the minimum quarterly distribution of $0.0675 for that quarter;

Second, 100% to all common units, pro rata, until there has been distributed to each common unit an amount equal to any arrearages in the payment of the minimum quarterly distribution for prior quarters (commencing with the quarter ended December 31, 2008);

Third, 100% to all general partner units, pro rata, until there has been distributed to each general partner unit an amount equal to the minimum quarterly distribution;

Fourth, 90% to all common units, pro rata, and 10% to all general partner units, pro rata, until each common unit has received the first target distribution of $0.1125; and

Finally, 80% to all common units, pro rata, and 20% to all general partner units, pro rata.

Available cash, as defined in our partnership agreement, generally means all cash on hand at the end of the relevant fiscal quarter less the amount of cash reserves established by the Board of Directors of our general partner in its reasonable discretion for future cash requirements. These reserves are established for the proper conduct of our business, the payment of debt principal and interest and for distributions during the next four quarters. The Board of Directors of our general partner reviews the level of available cash each quarter based upon information provided by management.

To fund the benefits under the Plan, Kestrel Heat has agreed to forego receipt of ~~up to 50% of incentive distributions to which it would be entitled in excess of minimum quarterly distributions. Amounts~~the amount of Incentive Distributions that are payable to plan participants. For accounting purposes, amounts payable to management under this Plan will be treated as compensation and will reduce both EBITDA and net income but not adjusted EBITDA. Kestrel Heat has also agreed to contribute to the Partnership, as a contribution to capital, an amount equal to the Gains Interest payable to participants in the Plan by the Partnership. The Partnership is not required to reimburse Kestrel Heat for amounts payable pursuant to the Plan.

The Plan is administered by the Partnership’s Chief Financial Officer under the direction of the Board or by such other officer as the Board may from time to time direct. ~~Employees~~Determination of the employees that participate in the Plan is under the sole discretion of the Board of Directors. In general, no payments will be made under this plan if the Partnership is not distributing cash under the Incentive Distributions described above.

The Board of Directors reserves the right to amend, change or terminate the Plan at any time. Without limiting the foregoing, the Board of Directors reserves the right to adjust the amount of Incentive Distributions to be allocated to the Bonus Pool if in its judgment extenuating circumstances warrant adjustment from the guidelines, and to change the timing of any payments due thereunder at any time in its sole discretion.

~~The Partnership is not required under its partnership agreement to make any distributions until after September 30, 2008. The amount of any future distribution is based on the results of each future fiscal quarter.~~ While certain management employees have already been allocated participation points, the Plan’s value attributable to the Incentive Distributions cannot be determined until fiscal 2009, ~~the first year distributions begin to accrue and~~ when (if any) Incentive Distributions (distributions in excess of the minimum quarterly distributions) can be ~~calculated and expected to be~~ made. With regard to the Gains Interest, Kestrel Heat has not given any indication that it will sell its General Partner Units within the next twelve months~~, and its value has not been determined~~. Thus the Plan’s value attributable to the Gains Interest currently cannot be determined.

Retirement and Health Benefits

The Partnership offers a health and welfare and retirement program to all eligible employees. The named executive officers are generally eligible for the same programs on the same basis as other employees of the Partnership. The Partnership maintains a tax-qualified 401(k) retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Under the Partnership’s 401(k) plan, subject to IRS limitations, each participant can contribute from 1.0% to 17.0% of compensation. The Partnership makes a 4% (to a maximum of 5.5% for participants who had 10 or more years of service at the time the Defined Benefit Plans were frozen and who have reached the age 55) core contribution of a participant’s compensation and matches 2/3 of each amount a participant contributes up to a maximum of 2.0% of a participant’s compensation, also subject to IRS limitations.

In addition, the Partnership has two frozen defined benefit pension plans that were maintained for all its eligible employees, including the named executive officers. The present value of accumulated benefits under these frozen defined benefit pension plans for each named executive officer is provided in the table labeled, Pension Plans Pursuant to Which Named Executive Officers Have an Accumulated Benefit But Are Not Currently Accruing Benefits.

Fiscal 2008 Compensation Decisions

For fiscal 2008, the foregoing elements of compensation were applied as follows:

Base Salary

~~Salary is designed to compensate executives for their level of responsibility and sustained individual performance as executive officers a salary that is competitive with that of other executive officers providing comparable services, taking into account the size and nature of the business of Star Gas Partners, as the case may be.~~

The following table sets forth each named executive officer’s ~~current~~base salary as of October 1, 2008 and the percentage increase in his base salary over October 1, ~~2007, which~~2007. The base salaries for our named executive officers were determined prior to fiscal 2008, based upon the factors discussed under the caption “Base Salary.” The increases in such base salaries that were granted in fiscal 2008 were generally intended to reflect ~~increases~~a portion of the increase in the cost of living.

Name	Salary	Percentage Over Prior Year
Daniel P. Donovan	$383,000	2.1
Richard R. Ambury	$300,000	4.8	(a)
Steven Goldman	$281,000	2.2
Richard G. Oakley	$199,600	2.0

•	Mr. Ambury’s last salary increase prior to the salary increase in fiscal 2008 was on May 4, 2005

•	In fiscal 2008, the consumer’s price index increases were in the range of 4 % to 5%.

Annual Discretionary Profit Sharing Allocation

Based on our CEO’s annual performance review and the individual performance of each of our named executive officers, our board approved the annual profit sharing allocation reflected in the “Summary Compensation Table” and notes thereto. The aggregate profit sharing amounts reflected in the Summary Compensation Table are approximately 10% lower than the bonus amounts for fiscal 2007. One of the partnership’s primary performance measure is adjusted EBITDA. Adjusted EBITDA for profit sharing calculation purposes in fiscal year 2008 declined by 20.4% versus fiscal 2007 but exceeded fiscal 2006 by 1.3%. Net customer attrition is also used to measure the Partnership’s performance. Net customer attrition improved by 12% and 33%, respectively, as compared to fiscal 2007 and fiscal 2006.

Long-Term Management Incentive Compensation Plan

In October 2006, the Board awarded 1,000 participation points in the Plan to certain officers, including the following points to the following current and former named executive officers: Joseph Cavanaugh-233 1/3, Dan Donovan-233 1/3, Richard Ambury-233 1/3, and Steven Goldman-100.

In fiscal year 2007, Mr. Cavanaugh’s points were reallocated upon his retirement as provided for in the Plan and additional participation points were given to certain officers, increasing the Plan’s total participation points to 1,025. The named executive officers have participation points in the Plan are as follows: Dan Donovan-300, Richard Ambury-235, Steven Goldman-150, and Richard Oakley-30.

The participation points were awarded based on the length of service and level of responsibility of the named executive and the Partnership’s desire to retain the named executives, which is in the long-term best interest of the Partnership. In general, the largest awards were granted to the CEO and CFO, who were the most senior participants in the plan and each of whom had more than 25 years service with the Partnership and lesser awards were granted to the remaining participants, based upon their level of responsibility and length of service, without using a fixed formula to set such awards.

In fiscal 2008, no additional participation points were awarded under the Plan.

Retirement and Health Benefits.

There were no changes to the retirement and health benefits applicable to the named executive officers in fiscal 2008.

Employment Contracts and Service Agreements

Agreement with Daniel P. Donovan

The Partnership entered into an employment agreement with Mr. Donovan effective as of May 31, 2007. Mr. Donovan’s employment agreement has a term of three-years ending on May 31, 2010, or unless otherwise terminated in accordance with the employment agreement. Mr. Donovan will serve as President and Chief Executive Officer of the Partnership and its subsidiaries. The employment agreement provides for one year’s salary as severance if Mr. Donovan’s employment is terminated without cause or by Mr. Donovan for good reason.

Agreement with Richard F. Ambury

The Partnership entered into an employment agreement with Mr. Ambury effective as of April 28, 2008. Mr. Ambury will serve as Chief Financial Officer and Treasurer of the Partnership and its subsidiaries. The employment agreement provides for one year’s salary as severance if Mr. Ambury’s employment is terminated without cause or by Mr. Ambury for good reason.

Agreement with Steven Goldman

Effective May 31, 2007 Steven Goldman was appointed the Senior Vice President of Operations of the Partnership. On December 3, 2007 Mr. Goldman entered into an employment agreement that provides for one year’s salary as severance if his employment is terminated without cause or by Mr. Goldman for good reason.

Agreement with Richard G. Oakley

Effective May 22, 2006, the Partnership entered into an employment agreement with Mr. Richard G. Oakley pursuant to which Mr. Oakley will be employed for a three-year term ending on May 21, 2009. Mr. Oakley will serve as Vice President - Controller of the Partnership. The agreement provides for an annual base salary and a ~~performance-based bonus~~participation in the Partnership’s discretionary profit sharing allocations of up to 25% of his base salary or such higher percentage as may be applicable. If the Partnership terminates Mr. Oakley’s employment for reasons other than cause, he will be entitled to one year’s salary as severance.

Change In Control Agreements

On December 4, 2007, the Board of Directors authorized us and our general partner to enter into a Change In Control Agreement with the following executive officers: Mr. Donovan, Chief Executive Officer and Mr. Ambury, Chief Financial Officer. Under the terms of each agreement, if the above mentioned executive officer’s employment with us is terminated as a result of a change in control (as defined in the agreement) that executive officer will be entitled to a payment equal to two times their base annual salary in the year of such termination plus two times the average amount paid as a bonus and/or as profit sharing during the three years preceding the year of such termination. The term change in control means the present equity owners of Kestrel and their affiliates collectively cease to beneficially own equity interests having the voting power to elect at least a majority of the members of the board of directors or other governing board of the general partner of the Partnership or any successor entity to the Partnership. If a change in control were to have occurred as of September 30, 2008, Mr. Donovan would have received a payment of $~~1.3~~1.4 million and Mr. Ambury would have received a payment of $~~1.0~~1.1 million.

•	Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and senior executives. These agreements provide for us to, among other things, indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors’ and officers’ liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and are in addition to any other rights such person may have under our partnership agreement and the operating agreement of our general partner, and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced executives and independent, non-management directors.

Exhibit B

Potential Payments upon Termination

If Mr. Donovan’s employment is terminated by the Partnership for reasons other than for cause or if Mr. Donovan terminates his employment for good reason prior to May 31, 2010, he will be entitled to receive one-year’s salary as severance except in the case of a termination following a change in control which is discussed above under “Change in Control Agreements.” For 12 months following the termination of his employment, Mr. Donovan is prohibited from competing with the Partnership or from becoming involved either as an employee, as a consultant or in any other capacity, in the sale of heating oil or propane on a retail basis.

If Mr. Ambury’s employment is terminated for reasons other than cause or if Mr. Ambury terminates his employment for a good reason, he will be entitled to receive a severance payment of one year’s salary except in the case of a termination following a change in control which is discussed above under “Change in Control Agreements.” For 12 months following the termination of his employment, Mr. Ambury is prohibited from competing with the Partnership or from becoming involved either as an employee, as a consultant or in any other capacity, in the sale of heating oil or propane on a retail basis.

If Mr. Goldman’s employment is terminated by the Partnership for reasons other than for cause, or if Mr. Goldman terminates his employment for good reason, he will be entitled to receive one-years salary as severance. For 12 months following the termination of his employment, Mr. Goldman is prohibited from competing with the Partnership or from becoming involved either as an employee, as a consultant or in any other capacity, in the sale of heating oil or propane on a retail basis.

If Mr. Oakley’s employment is terminated by the Partnership without cause, prior to May 21, 2009, he will be entitled to receive one-year’s salary as severance. For 12 months following the termination of his employment, Mr. Oakley is prohibited from competing with the Partnership or from becoming involved either as an employee, as a consultant or in any other capacity, in the sale of heating oil or propane on a retail basis.

The amounts shown in the table below assume that the triggering event for each named executive officer’s termination or change in control payment was effective as of September 30, 2008, based upon their historical compensation arrangements as of such date. The actual amounts to be paid out can only be determined at the time of such named executive officer’s termination of employment or the Partnerships’ change of control.

Name	Potential Payments Upon Termination	Potential Payments Following a Change of Control
Daniel P. Donovan	$383,000	$1,396,000
Richard F. Ambury	$300,000	$1,124,000
Steve Goldman	$281,000	$—
Richard G. Oakley	$199,600	$—

The employment agreements of the foregoing officers also require that they not reveal confidential information of the Partnership within twelve months following the termination of their employment.

Exhibit C

Policies Regarding Transactions with Related Persons

Our Code of Business Conduct and Ethics, Partnership Governance Guidelines and Partnership Agreement set forth policies and procedures with respect to transactions with persons affiliated with the Partnership and the resolution of conflicts of interest, which taken together provide the Partnership with a framework for the review and approval of “transactions” with “related persons” as such terms are defined in Item 404 of regulation S-K.

Our Code of Business Conduct and Ethics applies to our directors, officers, employees and their affiliates. It deals with conflicts of interest (e.g., transactions with the Partnership), confidential information, use of Partnership assets, business dealings, and other similar topics. The Code requires officers, directors and employees to avoid even the appearance of a conflict of interest and to report potential conflicts of interest to the Director of Internal Audit.

Our Partnership Governance Guidelines provide that any monetary arrangement between a director and his or her affiliates (including any member of a director’s immediate family) and the Partnership or any of its affiliates for goods or services shall be subject to approval by the full Board of Directors. Although the Partnership Governance Guidelines by their terms only apply to directors the Board intends to apply this requirement to officers and employees and their affiliates.

To the extent that the Board determines that it would be in the best interests of the Partnership to enter into a transaction with a related person, the Board intends to utilize the procedures set forth in the Partnership Agreement for the review and approval of potential conflicts of interest. Our Partnership Agreement provides that whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates (including its directors, executive officers and controlling members), on the one hand, and the Partnership or any partner, on the other hand, any resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all partners, and shall not constitute a breach of the Partnership Agreement, of any agreement contemplated therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of the Partnership Agreement is deemed to be, fair and reasonable to the Partnership.

Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by a committee of independent directors (the “Conflicts Committee”), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other, transactions that may be particularly favorable or advantageous to the Partnership).

The General Partner (including the Conflicts Committee) is authorized in connection with its determination of what is “fair and reasonable” to the Partnership and in connection with its resolution of any conflict of interest to consider:

(A)	the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest;

(B)	any customary or accepted industry practices and any customary or historical dealings with a particular person;

(C)	any applicable generally accepted accounting practices or principles; and

(D)	such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.